                                                                     EXHIBIT 1.1

The Board of Directors of China Eastern Airlines Corporation Limited (the "Company") is pleased to present the unaudited consolidated financial results of the Company and its subsidiaries (collectively, the "Group") for the six months ended 30 June 2003 (which were reviewed and adopted by the Board of Directors of the Company on 25 August 2003), with comparative figures for 2002, as follows:-



FINANCIAL STATEMENTS

A. PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS")


     CONSOLIDATED INCOME STATEMENT
     For the six months ended 30 June 2003


                                                              SIX MONTHS ENDED 30 JUNE
                                                       ----------------------------------------  2003 vs 2002
                                                       (UNAUDITED)    (Unaudited)   (UNAUDITED)   Increase/
                                                           2003           2002         2003       (Decrease)
                                               Note      RMB'000        RMB'000       US$'000         %
                                               ----    -----------    -----------   -----------  ------------
                                                                                     (note 11)


Traffic revenues
 Passenger                                               3,705,884     4,632,662       447,711     (20.0)
 Cargo and mail                                          1,398,192     1,077,887       168,917      29.7
Other operating revenues                                   373,632       238,795        45,139      56.5
                                                         ---------     ---------      --------
Turnover                                         2       5,477,708     5,949,344       661,767      (7.9)
Other operating income                                      10,722        53,153         1,295     (79.8)
Operating expenses
                                                        ----------    ----------      --------
 Wages, salaries and benefits                             (491,635)     (463,922)      (59,395)      6.0
 Take-off and landing charges                             (944,160)     (882,705)     (114,065)      7.0
 Aircraft fuel                                          (1,390,905)   (1,125,006)     (168,036)     23.6
 Food and beverages                                       (211,647)     (288,020)      (25,569)    (26.5)
 Aircraft depreciation and operating leases             (1,349,622)   (1,191,343)     (163,049)     13.3
 Other depreciation and operating leases                  (227,948)     (191,714)      (27,539)     18.9
 Aircraft maintenance                                     (610,367)     (442,898)      (73,739)     37.8
 Commissions                                              (181,376)     (186,096)      (21,912)     (2.5)
 Office and administration                                (525,873)     (372,709)      (63,531)     41.1
 Other                                                    (296,735)     (325,183)      (35,849)     (8.7)
                                                        ----------    ----------      --------
Total operating expenses                                (6,230,268)   (5,469,596)     (752,684)     13.9
                                                        ----------    ----------      --------

CONSOLIDATED INCOME STATEMENT
For the six months ended 30 June 2003


                                                                 SIX MONTHS ENDED 30 JUNE
                                                       ------------------------------------------    2003 vs 2002
                                                       (UNAUDITED)     (Unaudited)    (UNAUDITED)     Increase/
                                                          2003            2002           2003         (Decrease)
                                             Note        RMB'000         RMB'000        US$'000           %
                                             ----      -----------     -----------    -----------    ------------
                                                                                     (note 11)



Operating (loss)/profit                                  (741,838)       532,901        (89,622)       (239.2)
Finance costs, net                                       (379,068)      (392,547)       (45,796)         (3.4)
Exchange loss, net                                         (2,400)       (58,014)          (290)        (95.9)
Share of results of associates before tax                 (34,295)           959         (4,143)     (3,676.1)
                                                       ----------       --------      ---------
(Loss)/profit before taxation                          (1,157,601)        83,299       (139,851)     (1,489.7)
Taxation                                     3            (52,966)        (7,201)        (6,399)        635.5
                                                       ----------       --------      ---------
(Loss)/profit after taxation                           (1,210,567)        76,098       (146,250)     (1,690.8)
Minority interests                                        (41,818)       (50,583)        (5,052)        (17.3)
                                                       ----------       --------      ---------
(Loss)/profit attributable to shareholders             (1,252,385)        25,515       (151,302)     (5,008.4)
                                                       ==========       ========      =========
(Loss)/earning per share                     5          (RMB0.257)      RMB0.005      (US$0.031)
                                                       ==========       ========      =========

CONDENSED CONSOLIDATED BALANCE SHEET
As at 30 June 2003


                                                                      (UNAUDITED)       (Audited)    (UNAUDITED)
                                                                        30 JUNE        31 December    30 JUNE
                                                                         2003             2002          2003
                                                            Note        RMB'000          RMB'000       US$'000
                                                            ----     -------------     -----------   -----------
                                                                                                     (note 11)
NON-CURRENT ASSETS
 Fixed assets                                                7          20,705,296     20,465,950      2,501,425
 Construction in progress                                                  512,677        413,812         61,937
 Lease prepayments                                                         857,344        867,368        103,576
 Investments in associates                                                 457,911        331,570         55,321
 Goodwill and negative goodwill                                             39,605         40,707          4,785
 Advances on aircraft and flight equipment                               5,862,139      3,227,720        708,210
 Other non-current assets                                                2,956,790      2,803,656        357,212
                                                                        ----------     ----------     ----------
                                                                        31,391,762     28,150,783      3,792,466
CURRENT ASSETS
 Flight equipment spare parts less allowance
  for obsolescence                                                         584,005        556,376         70,554
 Trade receivables less allowance for doubtful accounts      8             794,150        965,226         95,942
 Prepayments and other receivables                                         984,063        815,049        118,886
 Short-term investments                                                    290,500        290,000         35,096
 Short-term deposits with an associate                                      96,956         94,502         11,713
 Cash and bank balances                                                  1,137,486      1,889,647        137,421
                                                                        ----------     ----------     ----------
                                                                         3,887,160      4,610,800        469,612
CURRENT LIABILITIES
 Trade payables                                              9              71,347         64,523          8,619
 Sales in advance of carriage                                              638,231        700,714         77,105
 Other payables and accrued expenses                                     3,455,099      2,791,033        417,414
 Current portion of obligations under finance leases                     2,216,474      2,247,059        267,774
 Current portion of long-term bank loans                                 1,751,273      1,261,902        211,573
 Notes payable                                                             424,082        411,250         51,234
 Tax payable                                                                40,306         44,560          4,869
 Short-term bank loans                                                   4,798,919      4,526,509        579,762
                                                                        ----------     ----------     ----------
                                                                        13,395,731     12,047,550      1,618,350
                                                                        ----------     ----------     ----------
NET CURRENT LIABILITIES                                                 (9,508,571)    (7,436,750)    (1,148,738)
                                                                        ----------     ----------     ----------

TOTAL ASSETS LESS CURRENT LIABILITIES                                   21,883,191     20,714,033      2,643,728
                                                                        ==========     ==========     ==========

CAPITAL AND RESERVES                                                     6,127,405      7,379,103        740,257
MINORITY INTERESTS                                                         448,305        404,517         54,160
OBLIGATIONS UNDER FINANCE LEASES                                         5,585,231      5,936,907        674,757
LONG-TERM BANK LOANS                                                     7,854,319      5,232,729        948,887
OTHER LONG-TERM LIABILITIES                                              1,867,931      1,760,777        225,667
                                                                        ----------     ----------     ----------
                                                                        21,883,191     20,714,033      2,643,728
                                                                        ==========     ==========     ==========

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY For the six months ended 30 June 2003


                                              SHARE        OTHER       RETAINED
(UNAUDITED)                                  CAPITAL     RESERVES      PROFITS        TOTAL
                                             RMB'000      RMB'000       RMB'000       RMB'000
                                            ---------    ---------    ----------    ----------
BALANCE AT 1 JANUARY 2003                   4,866,950    1,004,655     1,507,498     7,379,103
NET GAINS NOT RECOGNISED IN THE
 INCOME STATEMENT
 - UNREALISED GAINS ON CASH FLOW HEDGES            --          687            --           687
LOSS ATTRIBUTABLE TO SHAREHOLDERS                  --           --    (1,252,385)   (1,252,385)
                                            ---------    ---------    ----------     ---------
BALANCE AT 30 JUNE 2003                     4,866,950    1,005,342       255,113     6,127,405
                                            =========    =========    ==========     =========


Balance at 1 January 2002                   4,866,950    1,231,985     1,539,859     7,638,794
Net losses not recognised in the
 income statement
 - Unrealised losses on cash flow hedges           --      (12,995)           --       (12,995)
Dividend relating to 2001                          --           --       (97,339)      (97,339)
Profit attributable to shareholders                --           --        25,515        25,515
                                            ---------    ---------    ----------     ---------
Balance at 30 June 2002                     4,866,950    1,218,990     1,468,035     7,553,975
                                            =========    =========    ==========     =========

CONDENSED CONSOLIDATED CASH FLOW STATEMENT
For the six months ended 30 June 2003


                                                              SIX MONTHS ENDED 30 JUNE
                                                       --------------------------------------
(UNAUDITED)                                               2003           2002         2003
                                                         RMB'000       RMB'000       US$'000
                                                       ----------    ----------     ---------
                                                                                    (note 11)
Net cash from operating activities                        433,808     1,020,290        52,409
Net cash used in investing activities                  (4,108,334)   (2,354,810)     (496,332)
Net cash from financing activities                      2,924,819     1,693,041       353,350
                                                       ----------    ----------      --------
Net (decrease)/increase in cash and cash equivalents     (749,707)      358,521       (90,573)
Cash and cash equivalents at 1 January                  1,944,525     1,330,980       234,920
Exchange adjustment                                         5,048        25,881           610
                                                       ----------    ----------      --------
Cash and cash equivalents at 30 June                    1,199,866     1,715,382       144,957
                                                       ==========    ==========      ========

Analysis of the balances of cash and cash equivalents


                                                       30 JUNE       30 June        30 JUNE
                                                        2003          2002            2003
                                                       RMB'000       RMB'000        US$'000
                                                      ---------     ---------       --------
                                                                                    (note 11)
Cash and bank balances                                1,137,486     1,603,261       137,421
Short-term deposits with an associate                    96,956       137,121        11,713
Less: short-term deposits with original maturities
 over three months                                      (34,576)      (25,000)       (4,177)
                                                      ---------     ---------       -------
                                                      1,199,866     1,715,382       144,957
                                                      =========     =========       =======

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


1.   BASIS OF PREPARATION AND ACCOUNTING POLICIES


     The unaudited consolidated interim financial statements comprise the consolidated financial statements of the Company and all its subsidiaries (the "Group") at 30 June 2003 and of their results for the six months ended 30 June 2003. All significant transactions between and among the Company and its subsidiaries are eliminated on consolidation.

     The unaudited consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") (in particular, International Accounting Standards 34 "Interim Financial Reporting"). This basis of accounting differs in certain material respects from that used in the preparation of the Group's interim financial statements in the People's Republic of China ("PRC"), which are prepared in accordance with the accounting principles and the relevant regulations applicable to PRC joint stock limited companies ("PRC Accounting Regulations"). Differences between PRC Accounting Regulations and IFRS on the unaudited consolidated loss attributable to shareholders for the six months ended 30 June 2003 and on the unaudited consolidated net assets at 30 June 2003 are set out in Section C.

     In addition, IFRS differs in certain material respects from the generally accepted accounting principles in the United States of America ("U.S. GAAP"). Differences between IFRS and U.S. GAAP on the unaudited consolidated loss attributable to shareholders for the six months ended 30 June 2003 and on the unaudited consolidated net assets at 30 June 2003 are set out in Section D.

     The accounting polices used in the preparation of these unaudited consolidated interim financial statements are consistent with those used in the annual audited financial statements for the year ended 31 December 2002. These unaudited consolidated interim financial statements should be read in conjunction with the Group's financial statements for the year ended 31 December 2002.

2.   TURNOVER

     The Group is principally engaged in the provision of domestic, Hong Kong Special Administrative Region ("Hong Kong") and international passenger, cargo and mail airline services. Turnover comprises revenues from airline and related services net of sales tax and civil aviation infrastructure levies. The turnover and segment results by geographical segment are analysed as follows:-


(UNAUDITED)                                            FOR THE SIX MONTHS ENDED 30 JUNE
                                 ---------------------------------------------------------------------------
                                                                                OTHER
                                  DOMESTIC       HONG KONG          JAPAN    COUNTRIES (*)           TOTAL
                                  RMB'000         RMB'000          RMB'000     RMB'000              RMB'000
                                 ---------       ---------         -------   -------------         ---------
2003
TRAFFIC REVENUES
- PASSENGER                      1,941,028         571,988         403,411       789,457           3,705,884
- CARGO AND MAIL                   102,647         165,346         266,249       863,950           1,398,192
                                 ---------       ---------         -------     ---------           ---------
                                 2,043,675         737,334         669,660     1,653,407           5,104,076
OTHER OPERATING REVENUES           365,076              --           2,466         6,090             373,632
                                 ---------       ---------         -------     ---------           ---------
TURNOVER                         2,408,751         737,334         672,126     1,659,497           5,477,708
                                 ---------       ---------         -------     ---------           ---------
SEGMENT RESULTS                   (691,986)        (39,441)         36,572       (57,705)           (752,560)
                                 ---------       ---------         -------     ---------

UNALLOCATED INCOME                                                                                    10,722
                                                                                                   ---------
OPERATING LOSS                                                                                      (741,838)
                                                                                                   =========
2002
Traffic revenues
- Passenger                      2,184,659         892,586         549,753     1,005,664           4,632,662
- Cargo and mail                   104,846         121,210         269,028       582,803           1,077,887
                                 ---------       ---------         -------     ---------           ---------
                                 2,289,505       1,013,796         818,781     1,588,467           5,710,549
Other operating revenues           224,490              --           4,866         9,439             238,795
                                 ---------       ---------         -------     ---------           ---------
Turnover                         2,513,995       1,013,796         823,647     1,597,906           5,949,344
                                 ---------       ---------         -------     ---------           ---------
Segment results                   (143,821)        205,680         267,047       150,842             479,748
                                 ---------       ---------         -------     ---------
Unallocated income                                                                                    53,153
                                                                                                   ---------
Operating profit                                                                                     532,901
                                                                                                   =========


* include United States of America, Europe and Asian countries other than Japan

3.   TAXATION

     (a) Taxation is charged to the consolidated income statement as follows:-


                                                        (UNAUDITED)
                                                     FOR THE SIX MONTHS
                                                       ENDED 30 JUNE
                                                    -------------------
                                                     2003        2002
                                                    RMB'000     RMB'000
                                                    --------   --------
          Provision for PRC income tax              (32,057)   (17,517)
          Deferred taxation                         (18,343)    10,682
          Share of tax attributable to associates    (2,566)      (366)
                                                    -------     ------
                                                    (52,966)    (7,201)
                                                    =======     ======


          (i) Pursuant to a preferential tax policy in Pudong, Shanghai, the Company is entitled to a reduced income tax rate of 15% with effect from 1 July 2001.


          (ii) Two major subsidiaries of the Company, namely China Cargo Airlines Ltd. and China Eastern Airlines Jiangsu Co. Ltd., are subject to a reduced income tax rate of 15% and the standard PRC income tax rate of 33% respectively.


     (b) The Group operates international flights to certain overseas destinations. There was no material overseas taxation for the six months ended 30 June 2003 as there exists double tax relief between PRC and the corresponding jurisdictions (including Hong Kong).


4.   DIVIDENDS

     The Board of Directors of the Company does not recommend the payment of an interim dividend for the six months ended 30 June 2003 (2002: Nil).


5.   (LOSS)/EARNING PER SHARE

     The calculation of (loss)/earning per share is based on the unaudited consolidated loss attributable to shareholders of RMB1,252,385,000 (2002: profit of RMB25,515,000) and 4,866,950,000 (2002: 4,866,950,000) shares in issue during the period. The Company has no potential dilutive ordinary shares.

6.   PROFIT APPROPRIATION

     No appropriations from retained profits were made to the statutory reserves during the six months ended 30 June 2003. Such appropriations will be made at the year end in accordance with the PRC regulations and the Company's Articles of Association.


7.   FIXED ASSETS


(UNAUDITED)                                                    BUILDINGS,
                                                 AIRCRAFT     OTHER FIXED
                                                AND FLIGHT     ASSETS AND
                                                EQUIPMENT      EQUIPMENT       TOTAL
                                                 RMB'000        RMB'000       RMB'000
                                                ----------    -----------    ----------
     VALUATION
      At 1 January 2003                         25,459,689     3,825,812     29,285,501
      Transfer from construction in progress            --        15,240         15,240
      Additions                                  1,059,524        65,526      1,125,050
      Disposals                                         --       (26,856)       (26,856)
                                                ----------     ---------     ----------
      At 30 June 2003                           26,519,213     3,879,722     30,398,935
                                                ----------     ---------     ----------
     ACCUMULATED DEPRECIATION
      At 1 January 2003                          7,693,153     1,126,398      8,819,551
      Charge for the period                        715,897       166,928        882,825
      Disposals                                         --        (8,737)        (8,737)
                                                ----------     ---------     ----------
     At 30 June 2003                             8,409,050     1,284,589      9,693,639
                                                ----------     ---------     ----------
     NET BOOK VALUE AT 30 JUNE 2003             18,110,163     2,595,133     20,705,296
                                                ==========     =========     ==========
     Net book value at 31 December 2002         17,766,536     2,699,414     20,465,950
                                                ==========     =========     ==========

8.   TRADE RECEIVABLES LESS ALLOWANCE FOR DOUBTFUL ACCOUNTS

     The credit terms given to trade customers are determined on individual basis, with the credit period ranging from half to three months.

     As at 30 June 2003, the aging analysis of the trade receivables was as follows:-


                                  (UNAUDITED)   (Audited)
                                    30 JUNE    31 December
                                     2003         2002
                                    RMB'000      RMB'000
                                  -----------  -----------
     Less than 31 days              501,044      555,787
     31 to 60 days                  228,592      200,702
     61 to 90 days                   16,392       70,333
     Over 90 days                    48,122      138,404
                                    -------      -------
                                    794,150      965,226
                                    =======      =======


9.   TRADE PAYABLES

     As at 30 June 2003 and 31 December 2002, all trade payables were current balances and aged within 30 days.

10.  COMMITMENTS AND CONTINGENT LIABILITIES

     (a)  Capital commitments

          The Group had the following capital commitments:-


                                                  (UNAUDITED)       (Audited)
                                                   30 JUNE         31 December
                                                     2003             2002
                                                    RMB'000          RMB'000
                                                  -----------      -----------
          Authorised and contracted for:-
           - Aircraft and related equipment        10,233,267      14,543,622
           - Other                                    440,330         176,810
                                                   ----------      ----------
                                                   10,673,597      14,720,432
                                                   ----------      ----------

          Authorised but not contracted for:-
           - Aircraft and related equipment           830,000         830,000
           - Other                                  2,811,912       2,984,270
                                                   ----------      ----------
                                                    3,641,912       3,814,270
                                                   ----------      ----------
                                                   14,315,509      18,534,702
                                                   ==========      ==========


The above commitments mainly include amounts for the acquisition of seventeen A-320 and five A-340 aircraft for delivery between 2003 and 2005.

     (b)  Operating lease commitments


          The Group had commitments under operating leases to pay future minimum lease rentals as follows:-


                                            (UNAUDITED)                     (Audited)
                                             30 JUNE 2003                31 December 2002
                                    --------------------------   ----------------------------
                                    AIRCRAFT AND                 Aircraft and
                                      FLIGHT          LAND AND      flight           Land and
                                     EQUIPMENT       BUILDINGS    equipment         buildings
                                      RMB'000         RMB'000       RMB'000          RMB'000
                                    ------------     ---------   ------------       ---------
          Within one year              930,198         34,565      1,048,361         46,366
          In the second year           824,661         12,665        837,456         15,272
          In the third to fifth
           year inclusive            2,210,609         18,706      2,144,350         19,915
          After the fifth year       1,459,824          8,368      1,938,362         10,436
                                     ---------         ------      ---------         ------
                                     5,425,292         74,304      5,968,529         91,989
                                     =========         ======      =========         ======


     (c)  Investment in GE Engine Services (Xiamen) Co., Ltd.


          In May 2001, the Group entered into an agreement with General Electric ("GE"), an unrelated third party, to obtain a 30% interest in GE Engine Services (Xiamen) Co., Ltd. ("GE Xiamen") at a consideration of US$3.6 million. The Group is not required to settle the consideration immediately and the ownership of the 30% interest in GE Xiamen is conditional upon the Group's fulfilment of a commitment to deliver to GE Xiamen annually a specified percentage of its CFM 56 engines for repair services for a period of 10 years. The Group will be entitled to dividends from GE Xiamen and the dividends received will be used to set off against the consideration payable to GE if this commitment is fulfilled. Up to 30 June 2003, the Group has fulfilled the required commitment, no dividend however has ever been declared by GE Xiamen.


     (d)  Contingent liabilities


          As at 30 June 2003, the Group had provided a guarantee to a bank in respect of bank facilities granted to Nanjing Lu Kou International Airport Company ("Lu Kou Airport"). The guarantee is set to expire in 20 October 2004 with the final maturity of the bank loan facilities. The Group's maximum exposure to the guarantee is RMB150,000,000 which is only payable if Lu Kou Airport defaults in the repayments of its bank loan when they fall due. However, the Company's directors consider that default by Lu Kou Airport is remote. No liability was recorded by the Group at the time of the guarantee or at the balance sheet date.

     11.  CONVENIENT TRANSLATION

          The unaudited consolidated financial statements have been prepared in Renminbi ("RMB"), the national currency of the PRC. Translations of amounts from RMB into United States dollars ("US$") solely for convenience have been made at the rate of US$1.00 to RMB8.2774, being the average of the buying and selling rates as quoted by People's Bank of China at the close of business on 30 June 2003. No representation is made that the RMB amounts could have been or could be converted into US$ at that rate or at any other rate on 30 June 2003 or any other date.


B. PREPARED IN ACCORDANCE WITH THE PEOPLE'S REPUBLIC OF CHINA (THE "PRC") ACCOUNTING REGULATIONS


     CONSOLIDATED BALANCE SHEET


                                             (UNAUDITED)       (Audited)
                                               30 JUNE        31 December
                                                2003             2002
                                               RMB'000          RMB'000
                                              ----------      ----------
ASSETS
Total Current Assets                           6,569,068       7,539,468


Net Long-term Investments                      1,158,304       1,001,955
Total Fixed Assets                            24,417,828      21,318,556
Total Intangible Assets & Other Assets         1,440,177       1,521,605
Deferred Tax Debits                              258,019         228,546
                                              ----------      ----------
TOTAL ASSETS                                  33,843,396      31,610,130
                                              ==========      ==========

LIABILITIES & SHAREHOLDERS' EQUITY
Total Current Liabilities                     14,604,104      13,269,925
Total Long-term Liabilities                   13,577,110      11,349,244
Deferred Tax Credits                             243,628         184,586
                                              ----------      ----------
Total Liabilities                             28,424,842      24,803,755

Minority Interests                               458,161         424,970

Total Shareholders' Equity                     4,960,393       6,381,405
                                              ----------      ----------
Total Liabilities & Shareholders' Equity      33,843,396      31,610,130
                                              ==========      ==========

CONSOLIDATED PROFIT AND LOSS ACCOUNT


                                                                                 (UNAUDITED)
                                                                             FOR THE SIX MONTHS
                                                                                ENDED 30 JUNE
                                                                        ------------------------------
                                                                           2003                 2002
ITEMS                                                                    RMB'000              RMB'000
                                                                        ---------            ---------
I.   REVENUE FROM MAIN OPERATIONS:                                      5,472,992            6,270,536
     Less:  Revenue for Civil Air Infrastructure Construction Fund        137,186              204,075
                                                                        ---------            ---------
     REVENUE FROM MAIN OPERATIONS, NET                                  5,335,806            6,066,461
     Less:  Main Operating Cost                                         5,513,481            4,655,981
            Business Taxes and surtaxes                                   119,248              148,161
                                                                        ---------            ---------
II.  PROFIT FROM MAIN OPERATIONS                                         (296,923)           1,262,319
     Add:   Revenue from Other Operations                                 229,859              228,772
     Less:  Operating Expenses                                            419,200              602,424
            General & Administrative Expenses                             464,955              321,679
            Financial Expenses                                            388,558              470,144
                                                                        ---------            ---------
III. PROFIT/(LOSS) FROM OPERATIONS                                     (1,339,777)              96,844
     Add:   Income from Investment                                         (9,705)              26,677
            Subsidy Income                                                 29,200               13,610
            Non-operating Income                                            2,320                1,152
     Less:  Non-operating Expenses                                         14,215               11,948
                                                                        ---------            ---------
IV.  TOTAL PROFIT/(LOSS)                                               (1,332,178)             126,335
     Less:  Income Tax                                                     60,824               46,340
            Minority Interest (for consolidated statements)                28,163               26,293
                                                                        ---------            ---------
V.   NET PROFIT/(LOSS)                                                 (1,421,165)              53,702
                                                                       ==========            =========

NOTES (PRINCIPAL ACCOUNTING POLICIES, ACCOUNTING ESTIMATIONS AND CONSOLIDATION OF FINANCIAL STATEMENTS):


1.   ACCOUNTING POLICIES APPLIED

     The company and its subsidiaries follow the Accounting Standards for Business Enterprises and Accounting Regulations for Business Enterprises and its supplementary regulations. Since Jan. 1, 2003, the company and its subsidiaries also follow the Accounting Treatment for Civil Aviation Industry.


2.   ACCOUNTING PERIOD

     The Company adopts the Gregorian calendar year as its accounting period, i.e., from 1 January to 31 December each year.


3.   BASE CURRENCY

     The Company adopts Renminbi ("RMB") as its base currency.


4.   PRINCIPLE AND BASIS OF ACCOUNTING

     The Company adopts accrual basis. All items are recorded at actual cost upon acquisition. If impairment occurs, the provision for impairment will be made according to "Accounting Regulations for Business Enterprises".


5.   TRANSLATION OF FOREIGN CURRENCIES

     Foreign currency transactions are translated into RMB at the middle exchange rate issued by PBOC at the beginning of the month. Monetary assets and liabilities in foreign currencies are translated into RMB at the middle exchange rate prevailing at the end of each period. The differences between RMB equivalents and carrying amounts are treated as exchange differences. Exchange differences of specific borrowings related to the acquisition or construction of a fixed asset should be capitalized in the period in which they are incurred when the relevant fixed asset being acquired or constructed is not ready for its intended use. Exchange differences during preparation period are included in long-term amortization charges, which will be accounted as current profit and loss of the month during which formal operation starts. Exchange differences in normal operations are included in the exchange gains and losses of the current period.

6.   DEFINITION OF CASH EQUIVALENTS

     Cash equivalents are short term (with a holding period of less than three months), highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value.


7.   BASIS OF CONSOLIDATED STATEMENTS

     (1) Consolidation Scope: According to "Notice on the Distribution of 'Provisional Regulation on Consolidation of Financial Statements'"
          (1995) issued by Ministry of Finance and regulations of CKZ(96) No. 2 "Answer to Questions about Consolidation Scope", the consolidation scope of the Company includes all subsidiaries under control and associated companies under joint control, except those companies that have already been closed down, merged, declared in the process of liquidation or bankruptcy, intended to be sold in the new future or have an insignificant influence on consolidation.


     (2) Consolidation Method: The consolidated financial statements are prepared on the basis of the financial statements of the Company and its subsidiaries within consolidation scope and other relevant information. The equity investment and the corresponding portion of the owner's equity of the invested entities, the claims and liabilities, as well as all material transactions between or among them have been eliminated. The financial statements of the associate companies are consolidated in proportion.


8.   CURRENT INVESTMENT

     (1) The initial cost of a current investment is the total price paid on acquisition, deducting cash dividends which have been declared but unpaid at the time of acquisition or unpaid interest on bonds that have been accrued. Cash dividends or interests during holding period are offset against the carrying amount of investments upon receipt. On disposal of a current investment, the difference between the carrying amount and the sale proceeds is recognized as an investment gain or loss of the current period.


     (2) The current investment is recorded at the lower of cost and market value. The provision for impairment of current investment is made at the excess of carrying amount over the market value on an individual item basis and will be accounted as current profit and loss.


9.   ACCOUNTING METHOD FOR BAD DEBTS

     (1) The Company adopts allowance method for bad debts. At the end of each accounting period the company analyses the recoverability of receivable items (including accounts receivable and other receivables) and makes allowance for bad debts according to the aging method and analysis result. Allowance for bad debts is not made for the items that are surely to be recovered. If there is enough evidence proving the uncollectibility of an account receivable then allowance is made at a higher ratio or at the full carrying amount of the account. The allowance for remaining accounts receivable shall refer to the following ratios.


          AGING                  RATIO
          -----                  -----
          Within 1 year            3%
          In the second year       5%
          In the third year       10%
          In the forth year       15%
          In the fifth year       20%
          Over 5 years            40%


     (2)  The company adopts following standards in determination of bad debts:


          a. When the debtor is bankrupt or dead, the accounts receivable that are unable to be recovered even after liquidation of the debtor's bankrupt estate or legacy.


          b. When the debt is overdue due to the default of the debtor and there is obvious evidence proving the uncollectibility of the accounts.


     The bad debt loss should be approved by Board of Directors. The bad debts will first offset against the allowance that has already been made. If the allowance for bad debts is not enough to compensate the losses the difference will be charged into income statement of the current period.


10.  INVENTORY

     The inventory of the Company mainly comprises high-price rotables, aircraft consumables, common appliances, aircraft supplies and low-price consumables. The inventory is recorded at planned price and the difference between planned price and actual cost is recorded in 'Materials Cost Variance'. The amortization of high-price rotables is made evenly over 5 years starting from the next month of acquisition according to the adjusted actual cost. Other inventory such as aircraft consumables is charged to cost according to the adjusted actual cost when put into use. The maintenance costs for high-price rotables are recognized as current period expenses immediately when occurred.


     Provision for impairment of aircraft consumables is made at the end of each period according to the average useful life of corresponding aircraft and average discount rate in previous disposals. Considering the characteristics of high-price rotables, no provision for impairment is made unless the corresponding aircraft have all been sold and it is highly possible that the net realizable value will be lower than the carrying amount during future disposals.

11.  LONG-TERM INVESTMENT

     (1) Long-term equity investment (including stock investment and other equity investment) is recorded at the actual cost after deducting cash dividends which have been declared but unpaid at the time of acquisition or at the price agreed upon by relevant parties. The equity method is applied wherever the Company can control, jointly control or has significant influence over the investee enterprise (usually when the Company holds 20% or more voting capital of the investee enterprises or holds less than 20% of the voting capital but has significant influence over the investee enterprise). Otherwise, the cost method is applied. When equity method is adopted, the difference (referred to as "equity investment difference") between the initial investment cost and the Company's share of owners' equity of the investee enterprise should be amortized evenly over a period of 10 years and charged into corresponding year's profit and loss account.


     (2) Long-term debt investment (including bond investment and other debt investment) is recorded at actual cost. The difference between actual cost and the nominal value of a bond investment is recognized as premium or discount. Interest from investment on bonds should be accrued periodically. The accrued interest revenue from investment on bonds, after adjustments of the amortization of premium or discount, should be recognized as investment income of the period.


     (3) The long-term investment is recorded at the lower of carrying amount and recoverable amount at the end of each period. If the recoverable amount of a long-term investment is lower than its carrying amount as a result of a continuing decline in market value or deterioration in operating conditions of the investee enterprise, the Company shall make provision for impairment on long-term investment on an individual item basis and charge into the current period.


12.  FIXED ASSETS AND DEPRECIATION

     (1) Fixed assets refer to those tangible assets whose useful life is over 1 year, with a high unit price and can be held physically to realize its benefits during the course of use. Fixed assets are recorded at actual acquisition cost. Fixed assets held under financial lease are recorded at net contract price and other actual incidental cost incurred. The corresponding long-term liabilities are determined by the total financing amount stipulated in such financing contracts as lease agreement and loan agreement signed by the Company and lessor. The financing expenses are apportioned during the course of leasehold at actual interest rate.


          If no impairment has occurred, the depreciation is provided on a straight-line basis according to the following useful lives and estimated residual value.

                                                         USEFUL LIVES        RESIDUAL VALUE RATE
                                                         ------------        -------------------
          Aircraft and engines attached                  20 years                  5%
          Standby engines                                20 years                  0%
          Buildings                                      15-35 years               3%
          Vehicles and electronic devices                5-6 years                 3%
          Other Equipment                                5-20 years                3%


          When impairment occurs, the depreciation is provided on an individual item basis based on the net book value after deducting impairment and residual useful lives.


     (2) Fixed asset is recorded at the lower of carrying amount and recoverable amount at the end of each period. If the recoverable amount of a fixed asset is lower than its carrying amount as a result of continuing decline in market value, technology obsoleteness, damage or idleness, the Company shall make provision for impairment of fix assets at the end of the period on an individual item basis and charge to the current period.


13.  CONSTRUCTION-IN-PROGRESS

     (1) Construction-in-progress is accounted for on an individual item basis at the actual cost. Upon completion and readiness for use, the cost of construction-in-progress is to be transferred to the account of "Fixed Assets". Interests incurred in connection with specific borrowings and relevant exchange differences for the purpose of construction-in-progress, should be capitalized as part of the cost when the project is not ready for intended use. Interests incurred and exchange differences after the project is ready for use should be recognized as current period expenses.


     (2) Construction is recorded at the lower of carrying amount and recoverable amount at the end of each period. The Company shall make provision for impairment of construction-in-progress at the excess of the carrying amount over its recoverable amount on an individual item basis and charge to the current period.


14.  VALUATION AND AMORTIZATION OF INTANGIBLE ASSETS

     (1) The intangible assets of the Company refer to non-monetary long-term assets without physical substance held for the purpose of rendering service, rental to others or for administrative purposes. The intangible assets of the Company mainly include land use right and premise use right. The intangible assets are recorded at actual acquisition cost and amortized over its expected useful life under straight-line method.

     (2) The intangible asset of the Company is recorded at the lower of carrying amount and recoverable amount at the end of each period. The Company shall make provision for impairment of intangible asset at the excess of the carrying amount over its recoverable amount on an individual item basis and charge to the current period.


15.  LONG-TERM AMORTIZATION CHARGES

     Long-term amortization charges refer to the expenses that will be amortized after formal operation or the amortization period is over one year. Long-term amortization charges of the Company are mainly uniform cost. All long-term amortization charges are amortized evenly over its estimated beneficial period except organization cost, which will be charged to the profit and loss account of the month during which formal operation starts.


16.  OVERHAUL EXPENSES OF AIRCRAFT AND ENGINES

     The aircraft and engines of the Company shall undergo overhauls of different criteria periodically to guarantee safe flight. To establish an appropriate relationship between the overhaul expenses and benefits generated by the aircraft and engines, the Company estimates that the overhaul expenses of various types of aircraft and engines are at 2%-4% of the carrying amount based on past experiences of overhaul cycles of C and D criteria, quotation of maintenance companies and actual payment. The overhaul expenses are accrued for different types of aircraft and engines. The actual overhaul expenses will offset the expenses accrued. On complete disposal of the aircraft and engines of a specific type, the shortfall of the provision will be charged directly to the profit and loss account of the period during which the aircraft and engines are disposed of. While the abundant overhaul expenses accrued will deduct the cost of the disposal period. Other repair expenses of aircraft and engines will be charged into the profit and loss account of the repair period.


     Although the accounting treatment of overhaul expenses for aircraft and engines is not in compliance with the regulations of Ministry of Finance, the Board of Directors regards that evidence to estimate the overhaul expenses is in compliance with actual circumstances, can better reflect the financial position and operating result of the Company and conform to the principle of consistency.


17.  BORROWING COSTS

     Interest expenses incurred for the purpose of acquiring a fixed asset should be included in the cost of the relevant fixed asset before the asset has reached its expected usable condition. The interest expenses incurred after the fixed asset has reached its usable condition are accounted for as finance expenses. Interests incurred during operation are directly accounted for as financial expenses.

18.  REVENUE

     (1) The Company's revenue from rendering transportation service of passengers, cargo and mails is recognized upon delivery of the service with uplifted coupons as evidence.

          The commission income from other carriers in respect of sales made by the Company is recognized upon billing by other carriers.

          Ground service income is recognized as other operating revenue upon rendering of services.


     (2) The interest income and royalty arising from the use by others of the assets held by the Company is recognized when it is probable that the economic benefits associated with the transaction will flow to the Company and the amount of the revenue can be measured reliably.

19.  INCOME TAX

     Tax effects of taxable temporary timing differences are recognized as deferred income tax liabilities. Tax effects of deductible temporary timing differences are recognized as deferred income tax assets.


20.  SIGNIFICANT CHANGES IN ACCOUNTING POLICIES AND ITS INFLUENCE

     (1) Contents and basis of changes in accounting policies: The Company follows the Accounting Treatment for Civil Aviation Industry from 1 Jan 2003 pursuant to regulations of circular Cai-Kuai [2003] 18 issued by Ministry of Finance. According to Accounting Treatment for Civil Aviation Industry, the overhaul expenses for high-price rotables will not be amortized in five years but directly charged to the current period expenses starting from this year.


     (2) The Company adopts retrospective method for above change in accounting policy. The net profit of this period is about 192 million less due to this policy change.

C.  SIGNIFICANT DIFFERENCES BETWEEN IFRS AND PRC ACCOUNTING REGULATIONS

    The Group's accounting policies, which conform with IFRS, differ in certain respects from PRC Accounting Regulations. Differences between IFRS and PRC Accounting Regulations which have significant effects on the unaudited consolidated (loss)/profit attributable to shareholders and the unaudited consolidated net assets are summarised as follows:-


    CONSOLIDATED (LOSS)/PROFIT ATTRIBUTABLE TO SHAREHOLDERS


                                                                           FOR THE SIX MONTHS
                                                                             ENDED 30 JUNE
                                                                        ------------------------
                                                                           2003           2002
                                                                          RMB'000        RMB'000
                                                                        ----------    ----------
     As stated in accordance with PRC Accounting Regulations            (1,421,165)       53,702
     Impact of IFRS and other adjustments:-
      Difference in depreciation charges of flight equipment
       due to different useful lives                                       239,622       118,441
      Difference in depreciation charges and gain/(loss) on disposals
       of aircraft due to different useful lives                          (103,506)     (108,483)
      Provision for overhaul expenses                                       64,827        (9,988)
      Reversal of additional charges of flight equipment spare parts
       arising from the revaluation surplus of such assets                     811         5,494
      Provision for post-retirement benefits                               (19,568)      (23,655)
      Loss on sale of staff quarters                                            --        (9,768)
      Interest accrued on instalments payable for acquisition of a
       passenger carriage business                                          (5,059)       (5,737)
      Amortisation of goodwill                                              (2,828)       (2,828)
      Amortisation of negative goodwill                                      1,726         1,726
      Tax adjustments                                                        7,858        39,139
      Other                                                                (15,103)      (32,528)
                                                                        ----------      --------
     As stated in accordance with IFRS                                  (1,252,385)       25,515
                                                                        ==========      ========

    CONSOLIDATED NET ASSETS


                                                                         30 JUNE      31 December
                                                                           2003          2002
                                                                          RMB'000       RMB'000
                                                                        ----------    ----------
     As stated in accordance with PRC Accounting Regulations             4,960,393     6,381,405
     Impact of IFRS and other adjustments:-
      Difference in depreciation charges of flight equipment
       due to different useful lives                                     1,125,565       885,943
      Difference in depreciation charges and gain/(loss) on disposals
       of aircraft due to different useful lives                         1,870,051     1,973,557
      Provision for overhaul expenses                                     (768,654)     (833,481)
      Reversal of additional charges of flight equipment spare parts
       arising from the revaluation surplus of such assets                 (51,153)      (51,964)
      Provision for post-retirement benefits                              (562,507)     (542,939)
      Loss on sale of staff quarters                                        24,373        24,373
      Provision for staff quarter allowance                                (80,179)      (80,179)
      Time value on instalments payable for acquisition of a
       passenger carriage business                                          32,691        37,750
      Goodwill                                                              87,656        90,484
      Negative goodwill                                                    (48,051)      (49,777)
      Unrealised losses on cash flow hedges                                (27,538)      (28,225)
      Revaluation deficit of fixed assets                                  (68,367)      (68,367)
      Reversal of revalued amount for land use rights                     (369,466)     (374,689)
      Tax adjustments                                                     (163,059)     (170,917)
      Other                                                                165,650       186,129
                                                                        ----------    ----------
     As stated in accordance with IFRS                                   6,127,405     7,379,103
                                                                        ==========    ==========

D.  SIGNIFICANT DIFFERENCES BETWEEN IFRS AND U.S. GAAP

    The Group's accounting policies, which conform with IFRS, differ in certain respects from U.S. GAAP. Differences between IFRS and U.S. GAAP which have significant effects on the unaudited consolidated (loss)/profit attributable to shareholders and the unaudited consolidated net assets are summarised as follows:-

    CONSOLIDATED (LOSS)/PROFIT ATTRIBUTABLE TO SHAREHOLDERS


                                                           FOR THE SIX MONTHS ENDED 30 JUNE
                                                        --------------------------------------
                                                          2003            2002         2003
                                                         RMB'000        RMB'000     US$'000 (*)
                                                        ----------    ----------    ----------
     As stated under IFRS                               (1,252,385)       25,515      (151,302)
     U.S. GAAP adjustments:-
      Reversal of difference in depreciation charges
       arising from revaluation of fixed assets             54,370        47,938         6,569
      Loss on disposal of aircraft and related assets           --       (28,288)           --
      Other                                                 13,856        10,591         1,674
      Deferred tax effect on U.S. GAAP adjustments         (10,727)       (4,536)       (1,296)
                                                        ----------    ----------    ----------
     As stated under U.S. GAAP                          (1,194,886)       51,220      (144,355)
                                                        ==========    ==========    ==========
     Basic and fully diluted (loss)/earning per share
       under U.S. GAAP                                  (RMB0.246)      RMB0.011    (US$0.030)
                                                        ==========    ==========    ==========
     Basic and fully diluted (loss)/earning per
      American Depository Share ("ADS")
      (48,669,500 ADSs in issue) under U.S. GAAP        (RMB24.55)       RMB1.05     (US$2.97)
                                                        ==========    ==========    ==========

    CONSOLIDATED NET ASSETS

                                                              30 JUNE     31 December     30 JUNE
                                                               2003          2002          2003
                                                              RMB'000       RMB'000     US$'000 (*)
                                                            ----------    ----------    ----------
     As stated under IFRS                                    6,127,405     7,379,103       740,257
     U.S. GAAP adjustments:-
      Reversal of net revaluation surplus of fixed assets     (908,873)     (908,873)     (109,802)
      Reversal of difference in depreciation charges and
       accumulated depreciation and gain/loss on disposal
       arising from the revaluation of fixed assets            691,793       637,423        83,576
      Others                                                    42,967        29,111         5,191
      Deferred tax effect on U.S. GAAP adjustments              10,117        20,844         1,222
                                                            ----------    ----------    ----------
     As stated under U.S. GAAP                               5,963,409     7,157,608       720,444
                                                            ==========    ==========    ==========



* Translation of amounts from RMB into US$ have been made at the rate of US$1.00 to RMB8.2774 being the average of the buying and selling rates as quoted by People's Bank of China at the close of business on 30 June 2003.

SELECTED AIRLINE OPERATING DATA


                                                                              FOR THE SIX MONTHS ENDED 30 JUNE
                                                                         --------------------------------------------
                                                                           2003                2002            Change
                                                                         --------            --------          ------
CAPACITY

 ATK (available tonne-kilometers) (millions)                             2,110.58            2,077.29           1.60%
 - Domestic routes                                                         808.74              818.69          -1.22%
 - International routes                                                  1,122.11            1,051.00           6.77%
 - Hong Kong routes                                                        179.73              207.60         -13.42%

 ASK (available seat-kilometers) (millions)                             13,043.96           13,540.97          -3.67%
 - Domestic routes                                                       6,560.78            6,610.94          -0.76%
 - International routes                                                  4,997.76            5,163.68          -3.21%
 - Hong Kong routes                                                      1,485.42            1,766.35         -15.90%

 AFTK (available freight tonne-kilometers) (millions)                      936.62              858.62           9.08%
 - Domestic routes                                                         218.27              223.71          -2.43%
 - International routes                                                    672.31              586.28          14.67%
 - Hong Kong routes                                                         46.04               48.63          -5.33%

 Hours flown (thousands)                                                   110.16              113.40          -2.86%

TRAFFIC

 RTK (revenue tonne-kilometers) (millions)                               1,185.49            1,219.61          -2.80%
 - Domestic routes                                                         434.96              454.43          -4.28%
 - International routes                                                    658.78              648.04           1.66%
 - Hong Kong routes                                                         91.75              117.14         -21.67%

 RPK (revenue passenger-kilometers) (millions)                           6,774.21            8,506.25         -20.36%
 - Domestic routes                                                       3,637.83            3,964.53          -8.24%
 - International routes                                                  2,471.45            3,497.52         -29.34%
 - Hong Kong routes                                                        664.93            1,044.20         -36.32%

 RPTK (revenue passenger tonne-kilometers) (millions)                      606.53              761.31         -20.33%
 - Domestic routes                                                         325.65              354.79          -8.21%
 - International routes                                                    221.42              313.09         -29.28%
 - Hong Kong routes                                                         59.46               93.43         -36.36%


                                                                             FOR THE SIX MONTHS ENDED 30 JUNE
                                                                      -----------------------------------------------
                                                                        2003                  2002            Change
                                                                      --------              --------         --------
 RFTK (revenue freight tonne-kilometers) (millions)                     578.95                458.30           26.33%
 - Domestic routes                                                      109.31                 99.65            9.69%
 - International routes                                                 437.35                334.94           30.58%
 - Hong Kong routes                                                      32.29                 23.71           36.19%

 Number of passengers carried (thousands)                             4,396.08              5,440.88          -19.20%
 - Domestic routes                                                    3,117.82              3,635.81          -14.25%
 - International routes                                                 764.87              1,014.97          -24.64%
 - Hong Kong routes                                                     513.39                790.10          -35.02%

 Weight of freights carried (kg) (millions)                             192.31                165.18           16.42%
 - Domestic routes                                                       88.21                 84.34            4.59%
 - International routes                                                  80.76                 62.25           29.73%
 - Hong Kong routes                                                      23.34                 18.59           25.55%

LOAD FACTOR

 Overall load factor (%)                                                 56.17                 58.71        -2.54 points
 - Domestic routes                                                       53.78                 55.51        -1.72 points
 - International routes                                                  58.71                 61.66        -2.95 points
 - Hong Kong routes                                                      51.05                 56.43        -5.38 points

 Passenger load factor (%)                                               51.93                 62.82       -10.88 points
 - Domestic routes                                                       55.45                 59.97        -4.52 points
 - International routes                                                  49.45                 67.73       -18.28 points
 - Hong Kong routes                                                      44.76                 59.12       -14.35 points

 Freight load factor (%)                                                 61.81                 53.38         8.44 points
 - Domestic routes                                                       50.08                 44.54         5.54 points
 - International routes                                                  65.05                 57.13         7.92 points
 - Hong Kong routes                                                      70.13                 48.75        21.38 points

 Break-even load factor (%)                                              68.56                 56.12        12.45 points

 YIELD AND COSTS

 Revenue tonne-kilometers yield (RMB)                                     4.31                  4.68           -8.05%
 - Domestic routes                                                        4.70                  5.04           -6.74%
 - International routes                                                   3.53                  3.71           -5.07%
 - Hong Kong routes                                                       8.04                  8.65           -7.14%


                                                                      FOR THE SIX MONTHS ENDED 30 JUNE
                                                                   ----------------------------------------
                                                                   2003               2002           Change
                                                                   ----               ----           ------
 Passenger-kilometers yield (RMB)                                  0.55               0.54            0.45%
 - Domestic routes                                                 0.53               0.55           -3.17%
 - International routes                                            0.48               0.44            8.53%
 - Hong Kong routes                                                0.86               0.85            0.63%

 Freight tonne-kilometers yield (RMB)                              2.42               2.35            2.68%
 - Domestic routes                                                 0.94               1.05          -10.75%
 - International routes                                            2.58               2.54            1.61%
 - Hong Kong routes                                                5.12               5.11            0.17%

 Available tonne-kilometers unit cost (RMB)                        2.95               2.63           12.35%



MANAGEMENT DISCUSSION AND ANALYSIS

REVIEW OF OPERATIONS

In terms of the total traffic volume and passenger traffic volume for the year 2002, the Group is one of the three largest airline companies in China and is one of the principal airline companies serving Shanghai - an economic, trade and financial center of China. As at 30 June 2003, the Group operated a total of 215 routes, of which 160 were domestic routes, 14 were Hong Kong routes and 41 were international routes (including 10 international cargo routes). The Group operated approximately 3,110 scheduled flights per week, serving 79 foreign and domestic cities. At present, the Group is operating 87 aircraft, including 83 passenger jet aircraft with a capacity of over 100 seats and 4 jet freighters.


During the first half of 2003, China's national economy maintained a sound trend of development with an approximate increase of 8.2% in GDP, compared to the corresponding period in 2002. However, the Iraq war resulted in another increase in the international crude oil prices since the September 11 terrorist attacks. Certain areas of Asia subsequently experienced the sudden outbreak and rapid spread of the epidemic known as severe acute respiratory syndrome, or SARS, which forced a great number of business travellers and tourists to cancel or postpone their travel plans. As a result, the market environment for domestic air transport industry deteriorated sharply within a short period. During the second quarter, all Chinese airlines' passenger business ran into serious difficulties due to the drastic drop in revenue caused by severe decrease in market demand.


Facing the poor operating situation and the major threat to the entire industry in the first half of this year, the Group rapidly adopted a series of measures in response to the changing environment during the reporting period in order to minimize losses, including: (1) postponing the plan to acquire new aircraft in 2003; (2) real time monitoring of the market situation and cancellation or combination of flights with low passenger traffic rates or low yields; (3) strengthening cooperation with other airlines in order to stabilize the market and improve the efficiency and quality of marketing strategies; (4) adopting measures to reduce administrative expenses and operating costs; (5) implementing a salary reduction scheme for all Company employees, lessening recruiting of new employees and delaying signing employment contracts with new employees, and implementing a system of vacations for employees in phases, with training and shift arrangements; (6) reviewing and adjusting the original investment plans for this year, and delaying certain projects that are not urgent for current operations of the Company's core business; (7) implementing the regular inspection and maintenance plans for all aircraft ahead of schedule; (8) making reasonable adjustments to in-flight meal standards in accordance with detailed analyses of passenger composition, in order to further reduce meal costs; and (9) taking on more cargo to make up for lack of passengers and focusing on the development of freight operations in order to develop the freight business into the Company's new driver for revenue and profit growth in this difficult period.


On 28 March 2003, the Group signed an agreement with American Sabre, Inc. to cooperate in improving the Group's operation control system. The Company hopes to improve its operation control system to advanced international standards, thereby further enhancing flight safety and punctuality rates, as well as enhancing operating efficiency and reducing fuel costs.


As at 30 June 2003, the traffic volume of the Group totalled 1.185 billion tonne-kilometers, a decrease of 2.80% from the same period last year, while total traffic revenues amounted to RMB5,104 million, a decrease of 10.62% from the same period last year. The average aircraft daily utilization rate was 7.2 hours, a decrease of 1.7 hours from the same period last year.


During the first half of 2003, the passenger traffic volume was 6.774 billion passenger-kilometers, a decrease of 20.36% from the same period last year, while passenger revenues amounted to RMB3,706 million (accounting for 72.61% of the Groups' operating revenues), a decrease of 20.01% from the same period last year.


Domestic passenger traffic volume reached 3.638 billion passenger-kilometers, a decrease of 8.24% from the same period last year. Passenger load factor was 55.45%, a decrease of 4.52 percentage points from the same period last year. Passenger revenues from domestic routes amounted to RMB1,941 million (accounting for 52.38% of passenger revenues), a decrease of 11.15% from the same period last year. The average domestic passenger-kilometers yield was RMB0.53 during the first half of 2003, a decrease of 3.17% from the same period last year. Such decrease was mainly attributable to the sharp decrease in the number of travellers due to SARS during the second quarter. The Group cancelled approximately 70% of flights during the most difficult period in May.

From April to June 2003, international tourism was greatly reduced by the "travel advisories" issued for mainland China and Hong Kong by the World Health Organization. International passenger traffic volume was 2.471 billion passenger-kilometers only in the first half of 2003, a decrease of 29.34% from the same period last year, and passenger load factor was 49.45%, a decrease of
18.28 percentage points from the same period last year. Revenues were RMB1,193 million, a decrease of 23.31% from the same period last year, accounting for 32.19% of the Group's passenger revenues. As the Company took effective measures to maintain the stability of international ticket prices, the average passenger-kilometers yield was RMB0.48 during the first half of 2003, an increase of 8.53% over the same period last year.


Because the Hong Kong routes were affected the most by SARS, passenger traffic volume on those routes was 665 million passenger-kilometers only, a decrease of 36.32% from the same period last year. Passenger load factor decreased by 14.35 percentage points to 44.76%. Revenues were RMB572 million, a decrease of 35.92% from the same period last year, accounting for 15.43% of the Group's passenger revenues. The average passenger-kilometers yield was RMB0.86 during the first half of 2003, an increase of 0.63% over the same period last year.


Although the Group's passenger business was severely affected in the first half of 2003, the Group, through effective marketing by the Company and its subsidiary China Cargo Airlines Limited, has grasped the opportunities provided by increased import and export activities after China's accession to the WTO, and raised the cargo traffic volume by 26.33% to 579 million tonne-kilometers, with a 9.08% increase in cargo capacity during the first half of 2003. Cargo revenues for the first half of the year were RMB1,398 million, accounting for 27.39% of the Group's traffic revenues and representing an increase of 29.72% over the same period last year. The cargo tonne-kilometers yield was RMB2.42, an increase of 2.68% over the same period last year.


The Group's total operating costs during the first half of 2003 reached RMB6,230 million, an increase of 13.91% over the same period last year. Employee salary expenditure was RMB492 million, an increase of 5.97% over the same period last year. As the Group has to continue to recruit new employees in response to the gradual expansion of the fleet, the number of employees increased by approximately 14% as compared with the same period last year. During April and May 2003, the Company reduced salaries for all staff by approximately 21%, thereby effectively controlling a substantial increase in salary expenditure.


Aircraft take-off and landing fees amounted to RMB944 million, an increase of 6.96% over the same period last year, mainly due to a substantial increase in take-off and landing fees for all types of aircraft compared to previous years. The average costs per take-off and landing abroad and in Hong Kong have risen by 22.55% and 20.47%, respectively, while the increase in take-off and landing fees for domestic flights, effective from September 2002, has caused the average domestic take-off and landing costs to rise by 11.99% over the same period last year. Accordingly, even though the Company reduced take-offs and landings during the first half of the year by 7.17% from the same period last year, it has been unable to offset the effects of the increase in take-off and landing fees.

Aircraft fuel expenses amounted to RMB1,391 million, an increase of 23.64% over the same period last year, even though fuel consumption had decreased by 0.76% compared to the same period last year. This was mainly due to the fact that, starting from the first quarter, international crude oil prices were maintained at a relatively high level due to the Iraq war, and, as a result, during the first half of 2003, the weighted average costs of aircraft fuel consumption on domestic routes and international routes increased by 25.38% and 24.14%, respectively.


Maintenance costs were RMB610 million, an increase of 37.81% over the same period last year, which was mainly due to the Group's implementation ahead of schedule of the ground inspection program for all types of aircraft, as the Group had suspended a number of flights in view of SARS.


Administrative and management expenses were RMB526 million, an increase of 41.09% over the same period last year, which was mainly due to the increases in both training and travel expenses for flight deck and cabin staff in connection with this year's fleet expansion program. The expansion in the construction of the Company's office building located at Shanghai's Pudong International Airport and that in the business of the Company's branch offices located outside of Shanghai also resulted in an increase in administrative expenses.


During the six months ended 30 June 2003, the Group's losses attributable to shareholders under IFRS were RMB1,252 million. The losses per share were RMB0.257.


LIQUIDITY AND CAPITAL RESOURCES

The Group finances its working capital requirements through a combination of funds generated from its business operations and short-term bank loans. As at 30 June 2003, the Group had cash and cash equivalents of RMB1,200 million, a substantial portion of which were denominated in Renminbi. Net cash generated from the operation of the Group's business activities in the first half of 2003 amounted to RMB434 million, a decrease of 57.48% from the same period last year.


The Group's primary cash requirements in the first half of 2003 were for acquisitions of, and improvements in, aircraft and flight equipment and for payment of related indebtedness. Net cash used for investment by the Group in the first half of 2003 was RMB4,108 million.


Net cash generated from financing activities was RMB2,925 million. Such cash was primarily generated from long-term and short-term bank loans.


The Group generally operates with a working capital deficit. As at 30 June 2003, the Group's current liabilities exceeded the Group's current assets by RMB9,509 million, and the long-term debt to equity ratio was 1.61. The Group has always obtained in the past, and believes that it will continue to be able to obtain, short-term bank loans from domestic banks in China or foreign banks to satisfy its working capital requirements.

PLEDGES ON ASSETS AND CONTINGENT LIABILITIES

The Group generally uses its assets to provide security under finance leases for acquisitions of aircraft. As at 30 June 2003, the total value of the Group's mortgaged assets was RMB3,074 million, representing a decrease of 6.07% over that of RMB3,272 million at the end of 2002.


EMPLOYEES

As at 30 June 2003, the Group had approximately 16,700 employees, the majority of whom were working in mainland China. The wages of the Group's employees essentially consist of basic salaries and bonuses. The Group has never been involved in any labour-related disputes with its employees, nor has it ever experienced a substantial reduction in the number of its employees. The Group had not encountered any difficulty in recruiting new employees.


Except for the information disclosed herein, the information in relation to other matters set out in paragraph 32 of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") relating to the Group has not changed materially from the information disclosed in the Company's 2002 annual report.


OUTLOOK FOR THE SECOND HALF OF 2003

The Group would like to caution readers that this interim report contains certain forward-looking statements, including those regarding the Company's work plans for the second half of 2003 and the international and domestic economies and aviation market. These forward-looking statements are subject to significant uncertainties and risks. The actual events or results may differ materially from information contained in the Group's forward-looking statements.


The Group believes that the growth of the world economy will be slow during the second half of 2003 because of unstable geopolitical factors and the after-effects of SARS. Although these factors will gradually be eliminated during the second half of 2003, a lack of investor and consumer confidence and the deflationary pressures will, in the short term, continue to act as the main obstacles to the recovery of the US, Japanese and European economies, and the recovery prospects for the global economy are still unclear. In comparison, despite the severe effects of SARS, during the first half of 2003, China continued to maintain relatively positive growth. The Chinese government has continued to implement positive fiscal policies and steady monetary policies, and China's GDP has maintained a relatively high growth rate. The main national economic indices of public finance, private finance, foreign trade, investment and consumption, etc. continue to improve. The outbreak of SARS during the first half of 2003 was an unexpected incident which, although it caused domestic airlines to suffer major losses over the short term, has now been effectively brought under control worldwide. China's social and economic life is now rapidly returning to normal. In particular, once the World Health Organization lifted all its travel warnings concerning mainland China and Hong Kong, air transport market demand rose rapidly. The Group is confident that since China's domestic economy will maintain a steady growth trend, consumer demand in terms of business travelling and tourism will drive a continuous increase in demand for air transportation. The Group will move forward with its acquisition of seven A320 Airbus mid-range passenger aircraft and three A340-600 Airbus long-haul passenger aircraft, all of which are scheduled to be delivered and put in service during the second half of 2003. The Group believes that it will benefit from the continuing growth in air transport market demand both in China and abroad.


In order to smoothly realize the State Council's strategy for alliances in the air transport industry and to accelerate the realization of large scale operations of air transport enterprises, so far as the Directors are aware, the Company's parent company, China Eastern Air Holding Company, is separating the assets of China Northwest Airlines and Yunnan Airlines according to their main lines of business and their sidelines and consolidating their principal airline business. The Group is considering proposals for potential acquisitions and believes that its scale of operations will be increased through alliance, which will result in synergies in marketing, route, fleet and human resources, improve the operating environment, assist the Company to establish a more comprehensive domestic and international route network and increase its share of the domestic market.


Given the fact of the threat to the civil air transport industry during the first half of 2003, the Chinese Ministry of Finance and the State Administration of Taxation decided to exempt all domestic airlines from levies such as contributions to the civil aviation infrastructure construction fund, business tax, etc. for the period from 1 May to 30 September 2003 and adopted the preferential policy of discounting interest on short-term loans. In addition, the Civil Aviation Administration of China (CAAC) will actively promote a "blue sky rejuvenation program" during the second half of 2003 in order to increase demand in the air transport market and restore public confidence. CAAC will also conduct hearings concerning civil airline ticket prices at an appropriate time, obtain a broad range of views from all levels of society about ticket prices, restore order in the market, halt vicious competition over ticket prices and endeavour to improve the business environment for domestic airlines. Moreover, China's accession to the WTO has not only brought to the domestic airline industry such policy trends as reduction in import duties for fuel and aircraft materials, but also the introduction of more advanced computer reservation system for civil aviation. The opening up of aircraft maintenance business to foreign investment is also expected to result in a reduction in the unit operating cost of the Company.


In light of the current market and business environment and the Group's actual position, the Group will, during the second half of 2003, endeavour to ensure flight safety, grasp the opportunities provided by the rapid restoration of market demand, expand its market share and improve its level of income. In particular, the Company will:


1. use the newly added A320 Airbus mid-range passenger aircraft on main domestic routes, expand the "China Eastern Express" services to the routes from Shanghai to such cities as Guangzhou, Wuhan, Xiamen, Shenzhen, Xi'an, etc., leveraging the service's advantages in terms of reputation and intensive coverage, provide punctual and high quality services to meet the demands of business travellers and tourists, and increase market share in Shanghai and eastern China;

2. replace the ageing MD-11 passenger aircraft with newly added A340-600 large, long-haul passenger aircraft and strengthen the competitiveness of international flights; strengthen business cooperation with foreign airlines, increase code sharing arrangements, and enhance profitability on international and regional routes;


3. continue to increase investment in technology development and accelerate completion of the yield management system, frequent flier system, electronic ticketing system, the Airline Operation Control (AOC) system and service call centre projects; rapidly develop the Company's electronic ticketing business among customers of Chinese banks nationwide based on the network resources of those banks, and link this service to the frequent flier system in order to develop the whole sales network;


4. gradually convert MD-11 aircraft into freighters, focus on development of the cargo market, develop and improve freight transit services and through-traffic business, and enhance profitability of cargo business;


5. strengthen centralized financial management and control costs and expenditures, strictly control investment plans and enhance efficient utilization of funds; and


6. actively promote the formation of alliances and strengthen business consolidation, and realize the initial integration of safety management, transport business, service quality and corporate culture.



FLEET PLANNING

As at 30 June 2003, details of aircraft scheduled to be delivered to the Company in the future are as follows:



YEAR TO BE DELIVERED                         TYPE OF AIRCRAFT                        NUMBER OF AIRCRAFT
--------------------                         ----------------                        ------------------
Second half of 2003                              A320                                        7
                                                 A340-600                                    3
2004                                             A320                                        5
                                                 A340-600                                    2
2005                                             A320                                        5



As at the date of this interim report, the Directors are not aware of any aircraft which is subject to options exercisable by the Company during a period of not less than 12 months from 30 June 2003.

MATERIAL MATTERS

1.  DIVIDENDS

    The Board of Directors does not recommend payment of interim dividend for the six months ended 30 June 2003.


    A resolution was adopted at the third meeting of the third Board of Directors convened by the Company on 29 April 2003 that given the major change in the Company's operating environment caused by the outbreak of SARS, the Board of Directors had decided to adjust its recommendation made on 7 April 2003 concerning payment of a final dividend of RMB0.02 per share for the financial year ended 31 December 2002, and instead proposed that no final dividend be paid for the relevant period. Any undistributed profits attributable to the Company's shareholders would be carried over to the next year.


2.  SHARE CAPITAL

    There was no change in the Company's share capital since 31 December 2002. As at 30 June 2003, the Company's share capital structure was as follows:


                                                                                       APPROXIMATE
                                                      NUMBER OF SHARES                PERCENTAGE(%)
                                                      ----------------                -------------
     1.     A shares
            (1)     Unlisted State-owned legal
                     person shares                     3,000,000,000                      61.64
            (2)     Listed shares                        300,000,000                       6.17
     2.     H shares                                   1,566,950,000                      32.19
     3.     Total number of shares                     4,866,950,000                     100.00


3.  SUBSTANTIAL SHAREHOLDERS

    As at 30 June 2003, so far as the Directors are aware, each of the following persons, not being a Director, chief executive, Supervisor or member of the Company's senior management, had an interest or short position in the Company's shares or underlying shares (as the case may be) which may fall to be disclosed to the Company and The Stock Exchange of Hong Kong Limited under the provisions of Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance (the "SFO"), or was otherwise, as at 30 June 2003, interested in 5% or more of any class of the then issued share capital of the Company, or was a substantial shareholder (as such term is defined in the Listing Rules) of the Company:


                                                                                   INTEREST
                                                               -------------------------------------------------
                                                                APPROXIMATE       APPROXIMATE      APPROXIMATE
                                                               PERCENTAGE OF     PERCENTAGE OF    PERCENTAGE OF
                                                                SHAREHOLDING     SHAREHOLDING     SHAREHOLDING
                                                                   IN THE           IN THE           IN THE
                                                               COMPANY'S TOTAL  COMPANY'S TOTAL  COMPANY'S TOTAL
NAME OF                       TYPE OF             NUMBER OF      ISSUED SHARE       ISSUED           ISSUED            SHORT
SHAREHOLDER                   SHARES             SHARES HELD       CAPITAL         A SHARES         H SHARES          POSITION
-----------------       ----------------        -------------  ---------------  ---------------  ---------------      --------
China Eastern Air               A shares        3,000,000,000       61.64%          90.91%             --                 -
 Holding Company        (Unlisted State-
                             owned legal
                          person shares)
HKSCC Nominees                  H shares        1,459,693,999       29.99%             --           93.16%                -
 Limited (Note)



Note:

Based on the information available to the Directors (including such information as was available on the website of The Stock Exchange of Hong Kong Limited) as at 30 June 2003 and so far as the Directors are aware:

1. Among the 1,459,693,999 H shares held by HKSCC Nominees Limited, Morgan Stanley International Incorporated had an interest in an aggregate of 104,122,000 H shares of the Company (representing approximately 6.64% of its then total issued H shares). According to the information as disclosed in the website of The Stock Exchange of Hong Kong Limited, Morgan Stanley International Incorporated, which was accustomed to act in accordance with the directions of Morgan Stanley, held its indirect interest in the Company in the manner as follows:

    (a) 89,874,000 H shares, representing approximately 5.736% of the Company's then total issued H shares, were held by Morgan Stanley Investment Management Company. Morgan Stanley Investment Management Company was ultimately beneficially wholly-owned by Morgan Stanley Asia Pacific (Holdings) Limited, which, in turn, was 90% owned by Morgan Stanley International Incorporated.

    (b) 390,000 H shares, representing approximately 0.025% of the Company's then total issued H shares, were held by Morgan Stanley Asset & Investment Trust Management Co., Limited, which was beneficially wholly-owned by Morgan Stanley International Incorporated.

    (c) 262,000 H shares, representing approximately 0.017% of the Company's then total issued H shares, were held by Morgan Stanley & Co International Limited. Morgan Stanley & Co International Limited was ultimately beneficially wholly-owned by Morgan Stanley Group (Europe). Morgan Stanley Group (Europe) was approximately 98.30% owned by Morgan Stanley International Limited, which, in turn, was beneficially wholly-owned by Morgan Stanley International Incorporated.

    (d) 1,296,000 H shares, representing approximately 0.083% of the Company's then total issued H shares, were held by Morgan Stanley Capital (Luxembourg) S.A., which was approximately 93.75% owned by Morgan Stanley International Incorporated.

    According to the information as disclosed in the website of The Stock Exchange of Hong Kong Limited, as at 30 June 2003, Morgan Stanley International Incorporated also had a short position in 12,300,000 H shares of the Company (representing approximately 0.78% of its then total issued H shares).

2. Among the 1,459,693,999 H shares held by HKSCC Nominees Limited, J.P. Morgan Chase & Co. had an interest in an aggregate of 101,398,000 H shares of the Company (representing approximately 6.47% of its then total issued H shares). Out of which 101,398,000 H shares, J.P. Morgan Chase & Co. had an interest in a lending pool comprising 41,628,000 H shares of the Company (representing approximately 2.66% of its then total issued H shares). According to the information as disclosed in the website of The Stock Exchange of Hong Kong Limited, J.P. Morgan Chase & Co. held its interest in the Company in the manner as follows:

    (a) 41,628,000 H shares, representing approximately 2.657% of the Company's then total issued H shares, were held by JPMorgan Chase Bank, which was beneficially wholly-owned by J.P. Morgan Chase & Co.

    (b) 148,000 H shares, representing approximately 0.009% of the Company's then total issued H shares, were held in the capacity as beneficial owner by J.P. Morgan Whitefriars Inc., which was ultimately beneficially wholly-owned by J.P. Morgan Chase & Co.

    (c) 55,672,000 H shares, representing approximately 3.553% of the Company's then total issued H shares, were held in the capacity as investment manager by JF Asset Management Limited. JF Asset Management Limited was approximately 99.99% owned by J.P. Morgan Fleming Asset Management
        (Asia) Inc., which, in turn, was ultimately beneficially wholly-owned by J.P. Morgan Chase & Co.

    (d) 3,950,000 H shares, representing approximately 0.252% of the Company's then total issued H shares, were held in the capacity as investment manager by JF International Management Inc., which was ultimately beneficially wholly-owned by J.P. Morgan Chase & Co.

Save as disclosed above, according to the records of HKSCC Nominees Limited and other information available to the Directors as at 30 June 2003, the other H shares held by HKSCC Nominees Limited were held by it on behalf of a number of other persons, and to the knowledge of the Directors, none of such persons was individually interested in 5% or more of the then total issued H shares of the Company as at 30 June 2003.

    Save as disclosed above and so far as the Directors are aware, as at 30 June 2003, no other person (other than the Directors, chief executives, Supervisors or members of senior management of the Company) had an interest or short position in the Company's shares or underlying shares (as the case may be) which would fall to be disclosed to the Company and The Stock Exchange of Hong Kong Limited under the provisions of Divisions 2 and 3 of
    Part XV of the SFO and as recorded in the register required to be kept under section 336 of the SFO, or was otherwise a substantial shareholder (as such term is defined in the Listing Rules) of the Company.


4. SHAREHOLDING INTERESTS OF THE DIRECTORS, CHIEF EXECUTIVES, SUPERVISORS AND SENIOR MANAGEMENT OF THE COMPANY

    As at 30 June 2003, the shareholding interests of the Directors, chief executives, Supervisors and senior management of the Company are set out as follows:


                                                               NUMBER OF A SHARES
                                                              OF THE COMPANY HELD -
         NAME                       POSITION                   PERSONAL INTEREST         CAPACITY
     -------------      ----------------------------------     -----------------     ----------------
     Ye Yigan           Chairman of the Board of Directors             0                           --
     Li Fenghua         Director, President                            0                           --
     Wan Mingwu         Director, Vice President                       0                           --
     Cao Jianxiong      Director                                   2,800             Beneficial owner
     Zhong Xiong        Director                                   2,800             Beneficial owner
     Chen Quanxin       Director                                   2,800             Beneficial owner
     Wu Baiwang         Director                                       0                           --
     Zhou Ruijin        Independent Non-executive Director             0                           --
     Xie Rong           Independent Non-executive Director             0                           --
     Hu Honggao         Independent Non-executive Director             0                           --
     Peter Lok          Independent Non-executive Director             0                           --
     Li Wenxin          Chairman of the Supervisory Committee          0                           --
     Ba Shengji         Supervisor                                 2,800             Beneficial owner
     Zhou Rongcai       Supervisor                                     0                           --
     Yang Jie           Supervisor                                     0                           --
     Liu Jiashun        Supervisor                                     0                           --
     Wu Yulin           Vice President                             2,800             Beneficial owner
     Wu Jiuhong         Vice President                                 0                           --
     Yang Xu            Vice President                             1,000             Beneficial owner
     Fan Ru             Chief Pilot                                2,800             Beneficial owner
     Luo Weide          Chief Accountant                               0                           --
     Luo Zhuping        Company Secretary                          2,800             Beneficial owner


    Save as disclosed above, as at 30 June 2003, none of the Directors, chief executives, Supervisors or members of the Company's senior management and their respective associates had any other interest or short position in the shares, underlying shares and/or debentures (as the case may be) of the Company and/or any of its associated corporations (within the meaning of Part XV of the SFO) which was required to be notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the provisions of Divisions 7 and 8 of Part XV of the SFO (including any interest and short position which any of such Directors, chief executives, Supervisors or members of the Company's senior management and their respective associates are taken or deemed to have under such provisions of the SFO) and as recorded in the register required to be kept by the Company pursuant to section 352 of the SFO, or which was otherwise required to be notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Companies as set out in Appendix 10 to the Listing Rules (which shall be deemed to apply to the Supervisors to the same extent as it applies to the Directors).


5.  REPURCHASE, SALE OR REDEMPTION OF SECURITIES

    During the six months ended 30 June 2003, neither the Company nor any of its subsidiaries had repurchased, sold or redeemed any of its securities (the word "securities" shall have the meaning ascribed thereto in paragraph 1 of
    Part I of Appendix 7 to the Listing Rules).


6.  COMPLIANCE WITH THE CODE OF BEST PRACTICE

    None of the Directors of the Company is aware of any information which would reasonably indicate that the Company is not, or was not for any part of the six months ended 30 June 2003, in compliance with the Code of Best Practise as set out in Appendix 14 to the Listing Rules.


7.  MATERIAL LITIGATION AND ARBITRATION

    The Group was not involved in any material litigation or arbitration during the six months ended 30 June 2003.



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8.  CHANGES IN THE MEMBERS OF THE BOARD OF DIRECTORS

    On 29 April 2003, the Company convened the third meeting of the third Board of Directors and resolved that Mr. Liu Shaoyong would no longer serve as a Director of the Company, and that Mr. Gong Haocheng would no longer serve as an Independent Non-executive Director of the Company.


    After nomination at the third meeting of 2003 of the third Board of Directors of the Company, and after consideration and adoption of a resolution by the 2002 Annual General Meeting, Mr. Li Fenghua was appointed as a Director of the Company and Mr. Xie Rong was appointed as an Independent Nonexecutive Director of the Company.


9.  WAIVER FROM COMPLIANCE WITH THE LISTING RULES

    Pursuant to Rule 14.04(8) of the Listing Rules, The Stock Exchange of Hong Kong Limited has granted to the Company a waiver from strict compliance with the provisions of Chapter 14 of the Listing Rules, which relates to notifiable transactions, in relation to the acquisition or disposal of aircraft. The major terms of the waiver are summarized as follows:


    (a) instead of the normal tests under Chapter 14 of the Listing Rules, the tests for the Company will be made by reference to the Available Tonne Kilometers ("ATKs") for aircraft being acquired or disposed of as compared to the Company's aggregate fleet ATKs;


    (b) the proposed test will replace the net asset test and the consideration test only, while the net profit and equity capital issued tests as set out in Chapter 14 of the Listing Rules will continue to apply;


    (c) the calculation of ATKs will be as follows:


        (i) fleet ATKs will be the aggregate actual ATKs for all aircraft in the Company's fleet for the last financial year as disclosed in the Company's annual report;


        (ii) ATKs for aircraft being disposed of will be based on actual ATKs of the aircraft for the previous two financial years; and


        (iii) ATKs for aircraft being acquired will be based on the historical operating data for the type of aircraft. Where the aircraft to be acquired is of a new type, the ATKs will be estimated based on other aircraft of similar size operated by the Company or the average for the Chinese civil aviation industry;




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


    (d) the Company's ATKs figure will be disclosed in the Company's annual report and be reviewed by auditors who will confirm on an annual basis that the Company's ATKs are calculated correctly and consistently;


    (e) for the purposes of making the test stated in (a) above, all acquisitions and disposals for the last 12 months will be aggregated, unless the acquisition or disposal has previously been reported as a notifiable transaction pursuant to the rules set out herein;


    (f) the thresholds for classifying a transaction as a discloseable, major or very substantial acquisition will be 33 1/3%, 50% and 100% (assuming that there are no circumstances which would make it a connected transaction or a share transaction);


    (g) where the transaction is a discloseable transaction, disclosure will take the form of a press announcement complying with Rule 14.14 of the Listing Rules and details of the transaction will be set out in the Company's annual report and accounts. Where the transaction is a major transaction or a very substantial acquisition, the provisions of Chapter 14 of the Listing Rules will apply;


    (h) an option to acquire aircraft will not be treated as acquisition while the exercise of such an option will be treated as acquisition of an aircraft;


    (i) the Company will disclose in its annual reports and interim reports the following information:


        (i) regarding future deliveries of aircraft, details of aircraft on order including the number and type; and the years in which such aircraft are scheduled to be delivered;


        (ii) the number and type of aircraft which are subject to options exercisable during a period of not less than 12 months from the end of the financial year or period to which the report relates; and


(j) should there be any change in control of the Company, The Stock Exchange of Hong Kong Limited will need to reconsider whether the waiver continues to be appropriate.



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10. REVIEW BY AUDIT COMMITTEE

    The Audit Committee of the Company has reviewed with the management of the Company the accounting principles and practices accepted by the Group and has discussed with the Directors matters concerning internal controls and financial reporting of the Company, including a review of the unaudited interim financial statements of the Company for the six months ended 30 June 2003.


By order of the Board of Directors
China Eastern Airlines Corporation Limited
YE YIGAN
Chairman


Shanghai, the PRC
25 August 2003





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